Exhibit A:

The 10-for-1 forward stock split was effected by means of (i) a stock dividend of nine (9) shares of class A Common Stock, $0.001 par value per share, of the Issuer (the “Class A Common Stock”) on and in respect of each of the issued and outstanding shares of Class A Common Stock (the “Class A Stock Dividend”) as of August 1, 2024 (the “Record Date”) and (ii) a stock dividend of nine (9) shares of class B Common Stock, $0.001 par value per share, of the Issuer (the “Class B Common Stock”) on and in respect of each of the issued and outstanding shares of Class B Common Stock (the “Class B Stock Dividend” and, together with the Class A Stock Dividend, the “Stock Dividend”) as of the Record Date. The Stock Dividend resulted in proportionate adjustments to the number of shares of Class A Common Stock beneficially owned by the reporting person and issuable under equity awards beneficially owned by the reporting person, including shares underlying outstanding restricted stock units and stock options, and the exercise prices of the stock options beneficially owned by the reporting person. Accordingly, the amounts of Class A Common Stock and option exercise prices reported on this Form 4 have been adjusted to reflect the Stock Dividend unless otherwise noted.

Mr. Rickertsen also directly owns a director stock option to purchase 1,390 shares of Class A Common Stock with (i) an exercise price of $152.449 per share and (ii) an expiration date of May 31, 2034. The 1,390 shares subject to this option are scheduled to vest on May 31, 2025. Prior to the Stock Dividend, the number of shares underlying this option was 139 shares of Class A Common Stock and the exercise price was $1,524.49 per share.

Mr. Rickertsen also directly owns restricted stock units with the contingent right to receive 980 shares of Class A Common Stock. These 980 shares are scheduled to vest on May 31, 2025. Prior to the Stock Dividend, the number of shares underlying this grant was 98 shares of Class A Common Stock.